Exhibit 99.1

MILLER AND LENTS
GLOBAL OIL AND GAS CONSULTANTS
Trusted Experience. Upstream Expertise.

909 Fannin St. • Suite 1300
Houston, Texas 77010

713.651.9455
millerandlents.com

January 18, 2022

Mr. Peter Corbeil
Director, Reserves
Magnolia Oil & Gas Operating LLC
Nine Greenway Plaza, Suite 1300
Houston, Texas 77046

Re: Magnolia Oil & Gas Operating LLC
Proved Reserves and Future Net Revenues
As of December 31, 2021
SEC Reserves Case

Mr. Corbeil:

At your request, Miller and Lents, Ltd. (M&L) performed an evaluation of the proved reserves and future net revenues attributable to interests owned by Magnolia Oil & Gas Operating LLC (Magnolia) as of December 31, 2021. This report was prepared for use by Magnolia in its annual financial and reserves reporting and was completed on January 18, 2022. M&L's estimates, shown below, are in accordance with the definitions contained in Securities and Exchange Commission (SEC) Regulation S-X, Rule 4-10(a). The total proved reserves reviewed by M&L and reported herein represent approximately 98 percent of the total proved reserves reported by Magnolia. The combined results of M&L's evaluation using constant pricing and costs are as follows:

Reserves and Future Net Revenues as of December 31, 2021

	Net Reserves			Future Net Revenues	
Reserves Category	Oil and Cond. MBBL	Gas MMCF	NGL MBBL	Undisc. M$	Disc. at 10% Per Year M$
Proved Developed Producing	45,758	193,797	26,414	2,762,745	1,838,890
Proved Developed Nonproducing	941	3,420	687	67,921	49,888
Total Proved Developed	**46,699**	**197,217**	**27,101**	**2,830,666**	**1,888,777**
Proved Undeveloped	12,042	39,082	7,000	679,052	456,714
Total Proved	**58,741**	**236,299**	**34,101**	**3,509,719**	**2,345,492**

Oil and condensate volumes are expressed in thousand barrels (MBBL). Gas volumes are expressed in million cubic feet (MMCF). NGL volumes are expressed in thousand barrels. Future net revenues are expressed in thousand dollars (M$).

All reserves discussed herein were estimated for properties located within the Continental United States. The various properties are located in Central Texas, mainly in the Austin Chalk and Georgetown formations, and in South Texas, mainly in the Eagle Ford and Austin Chalk formations.

Magnolia Oil & Gas Operating LLC January 18, 2022 2 Definitions The reserves reported herein were estimated in accordance with the definitions and regulations contained in Title 17 of the Code of Federal Regulations, Modernization of Oil and Gas Reporting: Final Rule, released January 2009. This includes Regulation S-X, Rule 4-10, as well as the regulations specified under Subpart 1200 of Regulation S-K. The estimates in this report further conform to the Financial Accounting Standards Board Accounting Standards Codification Topic 932, Extractive Activities – Oil and Gas, pertaining to oil and gas reserves estimation and disclosures, amended in January 2010. Gross volumes as used herein are defined as full wellstream volumes as produced in the field. Net volumes are defined as the portion of the gross volumes attributable to the interests of Magnolia and are reported at the terminal point. Future net revenues as used herein are defined as the net product revenues less net operating expenses, net taxes, net abandonment expenses, and net capital. The net product revenues are determined from the net volumes and average prices after accounting for quality differential. Future net revenues do not include deductions for either federal or local income taxes. The future net revenues were discounted at 10 percent per year (hereafter “discounted future net revenues”) to illustrate the time value of future cash flows. Estimates of future net revenues and discounted future net revenues are not intended and should not be interpreted to represent fair market values for the estimated volumes or reserves. Reserves for all categories are considered to be economic for development if undiscounted future net revenues are positive. Economic Considerations The average prices employed in this evaluation are based on a benchmark West Texas Intermediate (WTI) Price of $66.56 per barrel of oil, a benchmark Henry Hub Spot Price of $3.60 per MMBTU of gas, and a benchmark Mont Belvieu NGL Basket Spot Price of $34.43 per barrel of NGL. Magnolia represented these prices to be in accordance with SEC guidelines as the unweighted arithmetic 12- month average of the first-day-of-the-month price for each month within the 12-month period prior to December 31, 2021. Differentials were calculated by Magnolia based on the monthly average price received and the monthly average historical benchmark prices, and were applied on a constant $/BBL basis for oil and NGL volumes and a constant $/MMBTU basis for gas. The average prices used for proved reserves, after appropriate adjustments, were $64.93 per barrel of oil, $3.28 per MCF of gas, and $27.45 per barrel of NGL. These average prices are multiplied by the forecast net volumes to calculate net product revenues, as reported herein. The future net revenues reported herein are computed based on operating expenses, capital expenditures, development schedules, and average prices provided by Magnolia. Future costs of abandoning facilities and wells, as provided by Magnolia, were included in the evaluation and were offset by salvage values. The net abandonment expenses as shown in the calculation of future net revenues include abandonment costs for the wells contributing to the net product revenues contained in this report; abandonment expenses for uneconomic wells were not included in the cash flows as presented herein. M&L’s estimates include no adjustments for production prepayments, exchange agreements, gas balancing, or similar arrangements. No information concerning these matters was provided to M&L, and it has made no investigations of these matters as such was beyond the scope of this evaluation.

Magnolia Oil & Gas Operating LLC January 18, 2022 3 Reserves Considerations Reserves were estimated using standard geologic and engineering methods generally accepted by the petroleum industry. Estimates of ultimate recovery were derived either from decline extrapolations or from application of recovery factors to the in place volumes. Reserves were calculated by subtracting historical production from the ultimate recovery and further assigning the volumes to the appropriate reserves category. Proved developed producing reserves and production forecasts were estimated by production decline extrapolations, analogous well performance, material balance calculations, and/or volumetric calculations. Production declines were extrapolated to economic limits based on application of appropriate economic parameters. Extrapolations of future performance are based, whenever possible, upon the average performance trend of active wells during periods of stable field activity. No provisions for the possible consequences, if any, to projected volumes and future net revenues for the purposes of production balancing are included in this evaluation. Proved developed nonproducing reserves can be produced from existing wellbores but require capital costs for activities such as recompletion, stimulation, or restoration. In this case, the estimates of reserves and producing rates are typically based on volumetric calculations and/or analogies with other wells that commercially produce from analogous formations. Proved undeveloped reserves require significant capital expenditures, such as well costs for development drilling and completion. Proved undeveloped reserves are expected to be produced from undeveloped portions of known reservoirs that have been adequately defined by wells. All proved undeveloped reserves reported herein are scheduled to be developed in the year 2022. Gas volumes were estimated at the appropriate pressure base and temperature base that are established for each well or field by the applicable sales contract or regulatory body. Total gas reserves were obtained by summation of the reserves for all the individual properties and may therefore be stated herein at a mixed pressure base. Other Considerations In conducting this evaluation, M&L relied upon, without independent verification, Magnolia’s representation of (1) ownership interests, (2) production histories, (3) accounting and cost data, (4) geological, geophysical, and engineering data, and (5) development schedules. These data were accepted as represented and were considered appropriate for the purpose of this report. To a lesser extent, nonproprietary data existing in the files of M&L, and data obtained from commercial services were used. M&L employed all methods, procedures, and assumptions considered necessary in utilizing the data provided to prepare the report. The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect M&L’s informed judgments and are subject to inherent uncertainties associated with interpretation of geological, geophysical, and engineering information. These uncertainties include, but are not limited to (1) the utilization of analogous or indirect data and (2) the application of professional judgments. Government policies and market conditions different from those employed in this study may cause (1) the total quantity of hydrocarbons to be recovered, (2) actual production rates, (3) prices received, or (4) operating and capital costs to vary from those presented in this report. At this time, M&L is not aware of any regulations that would affect Magnolia’s ability to recover the estimated reserves. Minor precision inconsistencies may exist in the report due to truncation or rounding of aggregated values.

Magnolia Oil & Gas Operating LLC January 18, 2022 4 Miller and Lents, Ltd. is an independent oil and gas consulting firm. No director, officer, or key employee of Miller and Lents, Ltd. has any financial ownership in Magnolia Oil and Gas Operating LLC or its affiliates. M&L’s compensation for the required investigations and preparation of this report is not contingent on the results obtained and reported, and M&L has not performed other work that would affect its objectivity. Production of this report was supervised by Jennifer A. Godbold, an officer of the firm, who is a professionally qualified and licensed Professional Engineer in the State of Texas with more than 10 years of relevant experience in the estimation, assessment, and evaluation of oil and gas reserves. Very truly yours, Texas Registered Engineering Firm No. F-1442 _________________________________ Ryan M. Robinson Reservoir Engineer _________________________________ Jennifer A. Godbold, P.E. Senior Vice President